
June 11, 2024

Robert Steele
Chief Executive Officer
Thumzup Media Corporation
11854 W. Olympic Blvd., Suite 1100W #13
Los Angeles, CA 90064

      Re: Thumzup Media Corporation
           Registration Statement on Form S-1
           Filed May 30, 2024
           File No. 333-279828

Dear Robert Steele:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed May 30, 2024

Executive Compensation
Summary Compensation Table, page 44

1.   Please update your summary compensation table, as of your most recent fiscal year end, to include the two most highly compensated executive officers other than the Chief Executive Officer. See Item 402(m) of Regulation S-K.

Exhibit Index, page II-5

2.   File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jesse L. Blue